SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brookfield Office Properties Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G16249107

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 278,690,000(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 278,690,000(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 278,690,000(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.0%

14	Type of Reporting Person CO

(1)           Brookfield Asset Management Inc. (“BAM”) indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Property Partners L.P. (“BPY”).  BAM indirectly holds its interests in BPY through Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Corporation, BPY GP Inc., BPY I L.P. and BPY II L.P., each of which is a wholly-owned subsidiary of BAM.

(2)      BPY Canada Subholdings 1 ULC, a subsidiary of BPY (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)      This amount includes 249,362,561 common shares of BPO currently held by BPY and 29,327,439 common shares of BPO that certain BPO shareholders have agreed to tender in BPY’s offer to purchase all of the issued and outstanding common shares of BPO.  See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 278,690,000(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 278,690,000(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 278,690,000(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.0%

14	Type of Reporting Person CO

(1)           Partners Limited indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Asset Management Inc.

(2)         BPY Canada Subholdings 1 ULC, a subsidiary of Brookfield Property Partners L.P. (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)      This amount includes 249,362,561 common shares of BPO currently held by BPY and 29,327,439 common shares of BPO that certain BPO shareholders have agreed to tender in BPY’s offer to purchase all of the issued and outstanding common shares of BPO.  See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS VALUE FUND INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 278,690,000(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 278,690,000(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 278,690,000(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.0%

14	Type of Reporting Person CO

(1)           Partners Value Fund Inc. indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Asset Management Inc.

(2)          BPY Canada Subholdings 1 ULC, a wholly-owned subsidiary of Brookfield Property Partners L.P. (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)      This amount includes 249,362,561 common shares of BPO currently held by BPY and 29,327,439 common shares of BPO that certain BPO shareholders have agreed to tender in BPY’s offer to purchase all of the issued and outstanding common shares of BPO.  See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY PARTNERS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 278,690,000(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 278,690,000(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 278,690,000(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.0%

14	Type of Reporting Person PN

(1)           Brookfield Property Partners L.P. (“BPY”) indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Property L.P., Brookfield BPY Holdings Inc., BPY Canada Subholdings I ULC (“CanHoldco 1 ULC”), Brookfield BPY Holdings II (Canada) ULC and BOP LCB L.P., each of which is a wholly-owned subsidiary of BPY and its affiliates.

(2)         CanHoldco 1 ULC, a wholly-owned subsidiary of BPY, also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)      This amount includes 249,362,561 common shares of BPO currently held by BPY and 29,327,439 common shares of BPO that certain BPO shareholders have agreed to tender in BPY’s offer to purchase all of the issued and outstanding common shares of BPO.  See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 278,690,000(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 278,690,000(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 278,690,000(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.0%

14	Type of Reporting Person CO

(1)           Brookfield Property Partners Limited, as the general partner of Brookfield Property Partners L.P. (“BPY”), indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through BPY.

(2)          BPY Canada Subholdings 1 ULC, a wholly-owned subsidiary of BPY (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)      This amount includes 249,362,561 common shares of BPO currently held by BPY and 29,327,439 common shares of BPO that certain BPO shareholders have agreed to tender in BPY’s offer to purchase all of the issued and outstanding common shares of BPO.  See Item 5.

1.                                      Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common shares, no par value (the “Common Shares”), of Brookfield Office Properties Inc. (“BPO”), a corporation incorporated under the laws of Canada. The principal executive offices of BPO are located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M2J 2T3.

All references to “$” in this Schedule 13D are to U.S. dollars.

2.                                      Identity and Background.

(a)                                 This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)                                     Brookfield Asset Management Inc. (“BAM”), a corporation incorporated under the laws of the Province of Ontario;

(ii)                                  Partners Limited (“Partners”), a corporation incorporated under the laws of the Province of Ontario;

(iii)                               Partners Value Fund Inc. (“PVF”), a corporation incorporated under the laws of the Province of Ontario;

(iv)                              Brookfield Property Partners L.P. (“BPY), a Bermuda exempted limited partnership; and

(v)                                 Brookfield Property Partners Limited (the “BPY General Partner”), a corporation incorporated under the laws of Bermuda.

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners, Schedule III hereto, with respect to PVF, and Schedule IV hereto, with respect to BPY and the BPY General Partner set forth a list of all the directors and executive officers or persons holding equivalent positions (collectively, the “Scheduled Persons”) of each such Reporting Person and the principal business address of each Scheduled Person.

(b)                                 The principal business address of each of BAM, Partners and PVF is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BPY and the BPY General Partner is 73 Front Street, Hamilton, HM 12 Bermuda.

(c)                                  The principal business of BAM is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners and PVF is to serve as a holding company. The principal business of BPY is to own and operate certain commercial property operations, including office, retail, multi-family and industrial assets, on a global basis.  The principal business of the BPY General Partner is to serve as the general partner of BPY.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Schedules I through IV hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

3.                                      Source and Amount of Funds or Other Consideration.

BPY intends to finance the cash portion of the Offer (as defined below) through an acquisition facility with a syndicate of banks. On February 4, 2014, BPY received a debt commitment letter (the “Debt Commitment Letter”) from The Toronto-Dominion Bank, as agent, and The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Citibank N.A., Deutsche Bank AG, New York Branch, HSBC Bank Canada and Royal Bank of Canada (collectively, the “Lenders”) to provide, severally and not jointly, upon the terms and subject to the conditions set forth in the Debt Commitment Letter, for unsecured credit facilities of up to $2.5 billion in the aggregate consisting of a $1.5 billion term acquisition credit facility to fund the Offer and any compulsory acquisition or subsequent acquisition transaction and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of BPY, to fund a portion of the additional cash required to complete the Offer and any compulsory acquisition or subsequent acquisition transaction up to a limit of $365,508,000 and for general corporate and operating purposes. The Debt Commitment Letter is filed with this Schedule 13D as Exhibit 9 and is incorporated herein by reference. In order to refinance the facility, BPY will consider a number of alternatives, including asset sales, asset level debt financings and issuances of corporate debt, preferred stock and/or equity. Based on market conditions, BPY’s current plan is to sell certain non-core assets and mature assets with a stabilized cash flow profile. In conjunction with the transaction, BAM and its affiliates have agreed to forego any equity enhancement distributions in respect of the acquisition facility.

See also Item 4 and Item 5.

4.                                      Purpose of Transaction.

On February 12, 2014, BPY commenced an exchange offer to acquire any or all of the Common Shares of BPO that it does not currently own (the “Offer”). Under the terms of the Offer, each BPO shareholder can elect to receive consideration per BPO Common Share of either 1.0 limited partnership unit of BPY or $20.34 in cash, subject in each case to pro-ration based on a maximum number of BPY limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO Common Shares subject to the Offer. BPO shareholders who receive limited partnership units should be able to do so on a tax-deferred basis. The board of directors of BPO (excluding interested directors) has unanimously recommended that BPO shareholders accept the Offer. The Offer is being made pursuant to an offer to purchase (the “Offer to Purchase”) contained in a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, and the registration statement has been declared effective by the SEC. The Offer to Purchase is filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference.

BPY currently beneficially owns 55.0% of the Common Shares, and together with its ownership of BPO preferred shares, owns a 57.7% voting interest in BPO. If sufficient Common Shares are tendered, BPY intends to acquire any Common Shares which remain outstanding following the tender offer through a compulsory acquisition or other statutory transaction on the same basis as the Offer. In this event, BPO public shareholders would own approximately 27% of the outstanding limited partnership units of BPY (including BAM’s redeemable partnership units on a fully-exchanged basis).

The Offer is subject to customary conditions including, among other things, that BPY has determined, acting reasonably, that no material adverse effect exists or has occurred. The Offer does not include a minimum condition with respect to the number of Common Shares tendered, and BPY will acquire any or all of the Common Shares that are tendered to the Offer.

Under applicable Toronto Stock Exchange (the “TSX”) rules, BPY is required to obtain majority unitholder approval for the Offer as the maximum number of units to be issued will exceed 25% of the total number of outstanding units. As BAM and its subsidiaries, which support the transaction, own an approximate 92% interest in BPY, on a fully exchanged basis, the TSX has accept a written consent of BAM to satisfy this requirement and not require BPY to hold a unitholder meeting.

BPO’s $330 million of senior unsecured notes and $2.2 billion of preferred stock will remain outstanding. If BPY acquires 100% of the Common Shares, BPY may consider (i) making an offer to the holders of BPO’s outstanding Class AAA, Series G, H, J and K preferred shares that are convertible into Common Shares to exchange their shares for equivalent shares of another subsidiary of BPY, which would be exchangeable for units of BPY under certain conditions, (ii) redeeming such preferred shares or (iii) pursuing other alternatives.

If permitted by applicable laws, subsequent to the completion of the Offer, BPY intends to delist the Common Shares from the TSX and the New York Stock Exchange and to cause BPO to terminate its public reporting obligations under the Securities Exchange Act of 1934, as amended.

Each of BAM, Partners, PVF, BPY and the BPY General Partner will review its investment in BPO on a regular basis and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action, which may involve one or more of the types of transaction specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything to the contrary in this Schedule 13D, each of BAM, Partners, PVF, BPY and the BPY General Partner specifically reserves the right to change its intentions with respect to any or all of such matters.

Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)                                 the acquisition by any person of additional securities of BPO, or the disposition of securities of BPO;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BPO or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of BPO or any of its subsidiaries;

(d)                                 any change in the present board of directors or management of BPO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  any material change in the present capitalization or dividend policy of BPO;

(f)                                   any other material change in BPO’s business or corporate structure;

(g)                                  changes in BPO’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BPO by any person;

(h)                                 causing a class of securities of BPO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     a class of equity securities of BPO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                    any action similar to any of those enumerated above.

See Item 3 and Item 5. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer to Purchase.

5.                                      Interest in Securities of the Issuer.

(a)-(b)              As of the date hereof, each of BAM, Partners, PVF, BPY and the BPY General Partner may be deemed to be the beneficial owner of 278,690,000 Common Shares, consisting of 249,362,561 Common Shares currently owned by BPY and 29,327,439 Common Shares that Signature Global Asset Management and RBC Global Asset Management Inc. have agreed, pursuant to their respective lock-up agreements dated September 29, 2013, to deposit or cause to be deposited under the Offer. Together, such Common Shares represent approximately 55.0% of the issued and outstanding Common Shares as of January 31, 2014. In addition, BPY Canada Subholdings 1 ULC, a wholly-owned subsidiary of BPY (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held. The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests. Each of BAM, Partners, PVF, BPY and the BPY General Partner may be deemed to have shared power to vote or direct the vote of the Common Shares beneficially owned by it or to dispose of such Common Shares. The lock-up agreements are filed with this Schedule 13D as Exhibits 10 and 11, and are incorporated herein by reference.

As of the date hereof, Gordon E. Arnell may be deemed to be the beneficial owner of 417,250 Common Shares representing approximately 0.08% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Richard B. Clark may be deemed to be the beneficial owner of 3,542,500 Common Shares representing approximately 0.70% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Jack L. Cockwell may be deemed to be the beneficial owner of 332,910 Common Shares representing approximately 0.06% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, J. Bruce Flatt may be deemed to be the beneficial owner of 261,610 Common Shares representing approximately 0.05% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Lance Liebman may be deemed to be the beneficial owner of 450 Common Shares representing approximately 0.00% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Philip B. Lind may be deemed to be the beneficial owner of 3,900 Common Shares representing approximately 0.00% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Samuel J.B. Pollock may be deemed to be the beneficial owner of 932,720 Common Shares representing approximately 0.18% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Diana L. Taylor may be deemed to be the beneficial owner of 1,000 Common Shares representing approximately 0.00% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by her or to dispose of such Common Shares.

(c)                                  Other than as described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Shares during the past sixty (60) days.

(d)                                 No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)                                  Not applicable.

6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2, Item 4 and the Offer to Purchase is incorporated herein by reference.

7.                                      Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated February 24, 2014, among Brookfield Asset Management Inc., Partners Limited, Partners Value Fund Inc., Brookfield Property Partners LP. and Brookfield Property Partners Limited

Exhibit 2

The Offer to Purchase of BPY, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP, dated February 11, 2014 (incorporated by reference to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

Exhibit 3	Letter to shareholders of Brookfield Office Properties Inc. (incorporated by reference to exhibit 99.1 to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

Exhibit 4

Press release issued by BPY, dated September 30, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act of 1933, as amended (the “Securities Act”) on September 30, 2013).

Exhibit 5	Press release issued by BPY, dated November 1, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on November 1, 2013).

Exhibit 6	Press release issued by BPY, dated December 20, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on December 20, 2013).

Exhibit 7	Press release issued by BPY, dated February 12, 2014 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on February 12, 2014).

Exhibit 8	Corporate profile of Brookfield Property Partners L.P. (incorporated by reference to BPY’s corporate profile filed with the SEC pursuant to Rule 425 of the Securites Act on February 19, 2014).

Exhibit 9

Debt Commitment Letter, dated February 4, 2014, by and among Brookfield Property Partners L.P., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Citibank N.A., Deutsche Bank AG, New York Branch, HSBC Bank Canada, and Royal Bank of Canada (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 filed by BPY with the SEC on February 4, 2014).

Exhibit 10

Lock-up Agreement, dated September 29, 2013, by and between BPY and Signature Global Asset Management (incorporated by reference to exhibit 99.7 to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

Exhibit 11

Lock-up Agreement, dated September 29, 2013, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to exhibit 99.8 to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: February 24, 2014	PARTNERS LIMITED

	By:	/s/ Derek E. Gorgi
Name: Derek E. Gorgi
Title: Assistant Secretary

	By:	/s/ Marc Vanneste
Name: Marc Vanneste
Title: Assistant Secretary

Dated: February 24, 2014	PARTNERS VALUE FUND INC.

	By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Director

	By:	/s/ Allen G. Taylor
Name: Allen G. Taylor
Title: Vice President, Finance

Dated: February 24, 2014	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

Dated: February 24, 2014	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited 2500 First Canadian Centre 350 — 7th Ave. S.W. Calgary, Alberta T2P 3N9 Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chairman of BGIAB and Corporate Director of Brookfield	Canada
Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Formerly GM Group Vice-President	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Brookfield	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
Lance Liebman, Director	Columbia Law School 435 West 116th Street New York, New York 10027 —7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.
Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Group	Canada
George E. Myhal, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A.
Lord Augustine Thomas O’Donnell	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Strategic Advisor to TD Bank Group	United Kingdom
James A. Pattison, Director	The Jim Pattison Group, 1800 —1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Ngee Huat Seek, Director	GIC Real Estate Pte. Ltd. 168 Robinson Road #37 — 01 Capital Tower Singapore 0689 12	Advisor, GIC Real Estate Pte. Ltd.	Singaporean
Diana L. Taylor, Director	Wolfensohn & Company L.L.C. 1350 Avenue of the Americas, Suite 2900 New York, N.Y. 10019	Managing Director, Wolfensohn & Company L.L.C.	U.S.A.
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada
A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
J. Bruce Flatt, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
George E. Myhal, Director	Brookfield Investment Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Samuel J.B. Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Tony E. Rubin, Treasurer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada

SCHEDULE III

Partners Value Fund Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario M5E 1J1, Canada	Corporate Director	Canada
Edward C. Kress, Director and President	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
Frank N.C. Lochan, Director and Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada
Ralph J. Zarboni, Director	The EM Group Inc., 14 Brewster Road, Brampton, Ontario L6G 5B7	Chairman and CEO of The EM Group Inc.	Canada
Allen G. Taylor, Vice-President Finance	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of Brookfield	Canada

SCHEDULE IV

Brookfield Property Partners Limited, as the general partner of Brookfield Property Partners L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Director	73 Front Street, Hamilton, HM 12, Bermuda	Senior Managing Partner of Brookfield	Canada
Gordon E. Arnell, Director	73 Front Street, Hamilton, HM 12, Bermuda	Corporate Director	Canada
Omar Carneiro da Cunha, Director	73 Front Street, Hamilton, HM 12, Bermuda	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes	Brazil
Stephen DeNardo, Director	73 Front Street, Hamilton, HM 12, Bermuda	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC	U.S.A.
Louis Joseph Maroun, Director	73 Front Street, Hamilton, HM 12, Bermuda	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Canada
Lars Rodert, Director	73 Front Street, Hamilton, HM 12, Bermuda	Senior Portfolio Manager of Inter IKEA Treasury, North America and Europe	Sweden
José Ramón Valente Vías, Director	73 Front Street, Hamilton, HM 12, Bermuda	Partner and Executive Director of ECONSULT	Chile

Brookfield Property Group LLC, as one of the service providers of Brookfield Property Partners L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Richard B. Clark, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281	Chief Executive Officer of Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners L.P.	U.S.A.
John Stinebaugh, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281	Chief Financial Officer of Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners L.P.	U.S.A.